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New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

August 19, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Amendment No. 1 to Form 10-12G Filed July 29, 2016 File No. 000-55506

Dear Ms. Hayes:

At the request and on behalf of our client, Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on August 11, 2016, relating to the Company’s Amendment No. 1 to Form 10-12G, filed on July 29, 2016. These responses have been prepared by the Company with our assistance.

Item 7. Certain Relationships and Related Party Transactions, page 68

1.	We continue to evaluate your response to prior comment 3 concerning the July 11, 2016 amended and restated Founders Agreement which indicates that the removal of the assets is effective retroactive to the date of initial execution (i.e., March 17, 2015). Please revise the registration statement so that your disclosures and exhibit index are consistent in reflecting the history and ownership status of these assets. For instance, we note that your disclosure on page 3 indicates that you entered into the license agreement with NeuPharma in March 2015 but your disclosure on page 9 indicates that Fortress assigned this license to you in March 2015. We also refer to the exhibit index which indicates that the license agreements and option agreement were assigned to you via the Founders Agreement. Ensure that your disclosure identifies and describes all material agreements governing your rights to use the NeuPharma and Teva technologies as well as the assignment, if any, of the TG Therapeutics option agreement. File those agreements as exhibits to the registration statement.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

August 19, 2016

Response:

We have revised our disclosures in response to this comment and have attached the Assignment and Assumption Agreements related to the NeuPharma License and TG Therapeutics Option Agreement as exhibits to Amendment No. 2 to the Form 10-12G being filed concurrently with this letter. The Assignment and Assumption Agreement related to the Teva License (through its subsidiary, Cephalon, Inc.) was previously filed as exhibit 10.17 to the Form 10-12G.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Mark F. McElreath